Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement Nos. 333-157386 and 333-157386-01

OFFERING SUMMARY

NO. 2010-MTNDD477

(RELATED TO THE PRICING SUPPLEMENT NO. 2010-MTNDD477, SUBJECT TO COMPLETION, DATED JANUARY 19, 2010,

PROSPECTUS SUPPLEMENT DATED FEBRUARY 18, 2009 AND PROSPECTUS DATED FEBRUARY 18, 2009)

MEDIUM-TERM NOTES, SERIES D

Citigroup Funding Inc.

Non-Callable Principal Protected Notes

Linked to 3-Month U.S. Dollar LIBOR Due February 5, 2015

$1,000.00 per Note

Any Payments Due from Citigroup Funding Inc.

Fully and Unconditionally Guaranteed by Citigroup Inc.

General

■	The Notes will bear interest during each quarterly Interest Period at the per annum rate determined on the second London Business Day prior to the beginning of such quarterly Interest Period equal to the floating interest rate commonly referred to as the “three-month U.S. dollar LIBOR”, subject to a minimum interest rate of 2.75% to 3.25% (to be determined on the Pricing Date) per annum for any Interest Period. The Notes are 100% principal protected if held to maturity, subject to the credit risk of Citigroup Inc.

■	The Notes mature on February 5, 2015. At maturity you will receive for each note you hold an amount in cash equal to $1,000 plus any accrued and unpaid interest.

■	Interest on the notes is payable quarterly on the 5th day of each February, May, August and November, beginning in May 2010 and ending on the maturity date.

■	The Notes will be issued in denominations of $1,000 and integral multiples of $1,000 in excess thereof.

■	The Notes will not be listed on any exchange.

■	The Notes are a series of unsecured senior debt securities issued by Citigroup Funding. Any payments due on the Notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company. The Notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding and, as a result of the guarantee, any payments due under the Notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc.

■	The Notes are not deposits or savings accounts and are not insured or guaranteed by the Federal Deposit Insurance Corporation or by any other governmental agency or instrumentality.

■	Citigroup Funding Inc., the issuer, and Citigroup Inc., the guarantor, have filed a registration statement (including a prospectus supplement and prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus supplement and prospectus in that registration statement (File No. 333-157386) and the other documents Citigroup Funding and Citigroup Inc. have filed with the SEC for more complete information about Citigroup Funding, Citigroup Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the prospectus supplement and prospectus by calling toll-free 1-877-858-5407.

Investment Products	Not FDIC Insured	May Lose Value	No Bank Guarantee

January 19, 2010

Preliminary Terms

Issuer:	Citigroup Funding Inc.
Guarantee:	Any payments due on the Notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company.
Principal Protection:	100% if held on the Maturity Date, subject to the credit risk of Citigroup Inc.
Pricing Date:	February , 2010 (expected to price on or about February 2, 2010).
Settlement Date:	Approximately 3 Business Days after the Pricing Date.
Valuation Date:	Approximately 3 Business Days prior to the Maturity Date.
Maturity Date:	February 5, 2015
Aggregate Principal Amount:	$
Issue Price:	$1,000 per Note.
Quarterly Interest Payment	The Notes bear interest at a per annum rate equal to the three-month U.S. dollar LIBOR, subject to a minimum interest rate of 2.75% to 3.25% (to be determined on the Pricing Date) per annum for any Interest Period. The interest rate will be reset on any Interest Determination Date. During each Interest Period, interest will be calculated on the basis of the actual number of days elapsed and a 360-day year.
Payment at Maturity:	100% of the principal amount of the Notes plus any accrued and unpaid interest.
Three-Month U.S. Dollar LIBOR:	The rate for the three-month U.S. dollar LIBOR appearing on Reuters page “LIBOR01,” (or any substitute page as determined by the Calculation Agent) at 11:00 a.m. (London time) on the applicable Interest Determination Date.
Interest Determination Date:	The second London Business Day prior to the beginning of the applicable Interest Period.
Interest Period:	Each three-month period from and including an Interest Payment Date to but excluding the next Interest Payment Date or the Maturity Date.
Interest Payment Dates:	Quarterly on the 5th day of each February, May, August and November beginning in May 2010 and ending on the Maturity Date. If an Interest Payment Date falls on a day that is not a Business Day, the interest payment to be made on that Interest Payment Date will be made on the next succeeding Business Day, unless that day falls in the next calendar month, in which case the Interest Payment Date will be the first preceding Business Day. Such payment will have the same force and effect as if made on that Interest Payment Date, and additional interest will accrue as a result of delayed payment.
London Business Day:	Any day on which dealings in deposits in U.S. dollars are transacted in the London interbank market.
Business Day:	Any day that is not a Saturday, a Sunday or a day on which the securities exchanges or banking institutions or trust companies in the City of New York are authorized or obligated by law or executive order to close.
Listing:	We will not apply to list the Notes on any exchange.
Purchase Price and Proceeds to Issuer:		Per Note		Total
	Public Offering Price:	$1,000.00	$
	Underwriting Discount (including the Sales Commission described below):	$10.00	$
	Proceeds to Citigroup Funding Inc.:	$990.00	$

Sales Commission Earned:	Up to $10.00 per Note for each Note sold by Citigroup Global Markets Registered Representative.
Calculation Agent:	Citigroup Financial Products, Inc.
CUSIP:	17308CNJ1

Commissions and Fees

Citigroup Global Markets Inc., an affiliate of Citigroup Funding and the underwriter of the sale of the Notes, will receive an underwriting fee of up to $10.00 for each $1,000 Note sold in this offering. Citigroup Global Markets will pay the Registered Representatives of Citigroup Global Markets a sales commission of up to $10.00 for each Note they sell. Additionally, it is possible that Citigroup Global Markets may profit from expected hedging activity related to this offering, even if the value of the Notes declines. You should refer to “Risk Factors Relating to the Notes” and “Plan of Distribution” below for more information.

ADDITIONAL TERMS

This offering summary represents a summary of the terms and conditions of the Notes. It is important for you to consider the information contained in any applicable pricing supplement, the prospectus supplement and prospectus, before making your decision to invest in the Notes.

You may access these documents on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Web site):

¡	Pricing Supplement, Subject to Completion, filed on January 19, 2010:

http://www.sec.gov/Archives/edgar/data/831001/000119312510007805/d424b2.htm

¡	Prospectus Supplement filed on February 18, 2009:

http://www.sec.gov/Archives/edgar/data/831001/000095012309003022/y74453b2e424b2.htm

¡	Prospectus filed on February 18, 2009:

http://www.sec.gov/Archives/edgar/data/831001/000095012309003016/y74453sv3asr.htm

SELECTED PURCHASE CONSIDERATIONS

•

Quarterly Interest Payments. The notes will bear interest during each quarterly Interest Period at the per annum rate determined on the Interest Determination Date equal to the floating interest rate commonly referred to as the “three-month U.S. dollar LIBOR”, subject to a minimum interest rate of 2.75% to 3.25% (to be determined on the Pricing Date) per annum for any Interest Period.

•

Principal Preservation. If you hold your Notes to maturity, at maturity you will receive at least your initial investment, subject to the credit risk of Citigroup Inc., regardless of the value of the three-month U.S. dollar LIBOR.

•

No Principal Protection Unless You Hold the Notes to Maturity. You will be entitled to receive at least the full principal amount of your notes, subject to the credit risk of Citigroup Inc., only if you hold the notes to maturity. The market value of the notes may fluctuate, and if you sell your notes in the secondary market prior to maturity, you may receive less than your initial investment.

•

Description of the Three-Month U.S. Dollar LIBOR. The three-month U.S. dollar LIBOR is a daily reference rate fixed in U.S. dollars based on interest rates at which banks borrow funds from each other for a term of three months, in marketable size, in the London interbank market. Unless otherwise stated in the related pricing supplement, the three-month U.S. dollar LIBOR will equal the rate for the three-month U.S. dollar LIBOR appearing on Reuters Page “LIBOR01” (or any substitute page as determined by the Calculation Agent) at 11:00 a.m. (London time) on each London Business Day during an Interest Period.

•

Certain U.S. Federal Income Tax Considerations. The following summarizes certain federal income tax considerations for initial U.S. investors that hold the Notes as capital assets. Investors should refer to the preliminary pricing supplement related to this offering and the accompanying prospectus supplement for additional information relating to U.S. federal income tax and to their tax advisors to determine tax consequences particular to their situation.

¡	Amounts received as coupons on the Notes will be taxable to a U.S. holder as ordinary interest at the time such payments are accrued or received.

¡

Any gain or loss upon the sale or disposition of the Notes will be capital gain or loss equal to the difference between the amount realized on the sale or disposition and the U.S. holder’s tax basis in such Note. Such gain or loss will be long-term capital gain or loss if the holder has held the Note for more than one year at the time of disposition.

In the case of a holder of the Notes that is not a U.S. person, all payments made with respect to the Notes and any gain realized upon the sale or other disposition of the Notes should not be subject to U.S. income or withholding tax, provided that the holder complies with applicable certification requirements (including in general the furnishing of an IRS Form W-8BEN or substitute form), and such payments or gain are not effectively connected with a U.S. trade or business of such holder, and such gain is not realized by an individual that is present in the United States for 183 days or more in the taxable year of the sale or disposition.

Notes beneficially owned by a non-U.S. holder who at the time of death is neither a resident nor a citizen of the United States should not be subject to U.S. federal estate taxes.

You should refer to the applicable pricing supplement related to this offering for additional information relating to U.S. federal income tax treatment and should consult your own tax advisors to determine tax consequences particular to your situation.

RISK FACTORS RELATING TO THE NOTES

An investment in the Notes involves significant risks. While some of the risk considerations are summarized below, please review the “Risk Factors” section of any applicable pricing supplement and the accompanying prospectus supplement for a full description of risks.

The Interest Rate Will Vary and May Be as Low as 2.75% to 3.25% (to be determined on the Pricing Date) Per Annum For Any Interest Period. Because the three-month U.S. dollar LIBOR is a floating rate, it will fluctuate. Thus, the interest rate will vary and may be as low as 2.75% to 3.25% (to be determined on the Pricing Date) per annum for any Interest Period. If the three-month U.S. dollar LIBOR is less than or equal to 2.75% to 3.25% (to be determined on the Pricing Date) on the Interest Determination Date, you will earn interest at the rate of 2.75% to 3.25% (to be determined on the Pricing Date) per annum during that Interest Period. Furthermore, the per annum interest rate that is determined on the relevant Interest Determination Date will apply to the entire Interest Period following such Interest Determination Date even if the three-month U.S. dollar LIBOR increases during that Interest Period.

No Principal Protection Unless You Hold the Notes to Maturity. You will be entitled to receive at least the full principal amount of your notes, subject to the credit risk of Citigroup Inc., only if you hold the notes to maturity. The market value of the notes may fluctuate, and if you sell your notes in the secondary market prior to maturity, you may receive less than your initial investment.

The Yield on the Notes May Be Lower Than the Yield On a Standard Debt Security of Comparable Maturity. The notes will bear interest at the per annum rate equal to the greater of (i) the three-month U.S. dollar LIBOR as determined on the Interest Determination Date and (ii) 2.75% to 3.25% (to be determined on the Pricing Date) per annum for any Interest Period. As a result, the effective yield on your notes may be less than that which would be payable on a conventional fixed-rate, non-callable debt security of Citigroup Funding of comparable maturity.

Citigroup Inc.’s Credit Risk, Credit Ratings and Credit Spreads. Investors in the Notes are subject to the credit risk of Citigroup Inc., Citigroup Funding’s parent company and the guarantor of any payments due on the Notes, and to changes in the market’s view of Citigroup Inc.’s creditworthiness. Any decline, or anticipated decline, in Citigroup Inc.’s credit ratings or increase, or anticipated increase, in the credit spreads charged by the market for taking Citigroup Inc.’s credit risk is likely to adversely affect the market value of the Notes.

The Historical Value of the Three-Month U.S. Dollar LIBOR Is Not an Indication of the Future Value of the Three-Month U.S. Dollar LIBOR. The historical value of the three-month U.S. dollar LIBOR, which is included in this pricing supplement, should not be taken as an indication of the value of the three-month U.S. dollar LIBOR during the term of the notes. Changes in the value of the three-month U.S. dollar LIBOR will affect the amount of the Quarterly Interest Payments and thus the trading price of the notes, but it is impossible to predict whether the value of the three-month U.S. dollar LIBOR will rise or fall.

Exchange Listing and Secondary Market. The Notes will not be listed on any exchange. There is currently no secondary market for the Notes. Even if a secondary market does develop, it may not be liquid and may not continue for the term of the Notes. Although Citigroup Global Markets Inc. intends to make a secondary market in the Notes, it is not obligated to do so.

The Resale Value of the Notes May Be Lower Than Your Initial Investment. Due to, among other things, changes in the value of the three-month U.S. dollar LIBOR, interest rates, other economic conditions, the inclusion of commissions and projected profit from hedging in the public offering price of the Notes and Citigroup Funding and Citigroup Inc.’s perceived creditworthiness, the Notes may trade, if at all, at prices below their initial issue price of $1,000 per Note. You could receive substantially less than the amount of your initial investment if you sell your Notes prior to maturity.

Fees and Conflicts. Citigroup Global Markets and its affiliates involved in this offering are expected to receive compensation for activities and services provided in connection with the Notes. Further, Citigroup Funding expects to hedge its obligations under the Notes through the trading in one or more instruments, such as options, swaps or futures, based upon the three-month U.S. dollar LIBOR by one or more of its affiliates. Each of Citigroup Funding’s or its affiliates’ hedging activities and Citigroup Financial Products’ role as the Calculation Agent for the Notes may result in a conflict of interest.

Hypothetical Maturity Payment Examples

The table below presents examples of hypothetical quarterly interest payments to be made on the Notes based on various three-month U.S. dollar LIBOR values. The following table is for purposes of illustration only and would provide different results if different assumptions were applied. The actual Interest Payment for each Interest Period will depend on the actual value of the three-month U.S. dollar LIBOR, the actual minimum interest rate, and other relevant parameters for determining the Interest Payment based on the three-month U.S. dollar LIBOR. All of the hypothetical examples and the table below are based on the following assumptions:

•	Principal Amount: $1,000

•	Minimum Interest Rate: 3.00% per annum

•	Pricing Date: February 2, 2010

•	Issue Date: February 5, 2010

•	Maturity Date: February 5, 2015

•	The Interest Period has 91 days

Example #	Hypothetical Three-Nonth U.S. Dollar LIBOR on the Interest Determination Date	Hypothetical Per Annum Interest Rate(1)	Hypothetical Quarterly Interest Payment per $1,000 Note(2)
1	0%	3.000%	$7.5833
2	0.750%	3.000%	$7.5833
3	1.500%	3.000%	$7.5833
4	2.250%	3.000%	$7.5833
5	3.000%	3.000%	$7.5833
6	3.750%	3.750%	$9.4792
7	4.500%	4.500%	$11.3750
8	5.250%	5.250%	$13.2708
9	6.000%	6.000%	$15.1667
10	6.750%	6.750%	$17.0625

(1)	Hypothetical Per Annum Interest Rate = The greater of (i) the three-month U.S. dollar LIBOR on the Interest Determination Date and (ii) 3.00%.
(2)	Hypothetical Quarterly Interest Payment on the Note = (Hypothetical Per Annum Interest Rate * 1000 *91) / 360.

HISTORICAL DATA ON THREE MONTH U.S. DOLLAR LIBOR

The following table sets forth, for each of the periods indicated, the high and the low values of the three-month U.S. dollar LIBOR as reported on Bloomberg. The historical value of the three-month U.S. dollar LIBOR should not be taken as an indication of the future value of the three-month U.S. dollar LIBOR or the future performance of the three-month U.S. dollar LIBOR or what the value of the Notes may be. Any historical upward or downward trend in the value of the three-month U.S. dollar LIBOR during any period set forth below is not an indication that the value of the three-month U.S. dollar LIBOR is more or less likely to increase or decrease at any time over the term of the Notes.

	High	Low
2005
Quarter
First	3.12000%	2.57000%
Second	3.51625%	3.12000%
Third	4.06500%	3.52875%
Fourth	4.53625%	4.07688%
2006
Quarter
First	5.00000%	4.54063%
Second	5.50813%	5.00000%
Third	5.52000%	5.36375%
Fourth	5.38000%	5.35000%
2007
Quarter
First	5.36025%	5.33000%
Second	5.36000%	5.35000%
Third	5.72500%	5.19813%
Fourth	5.25313%	4.70250%
2008
Quarter
First	4.68063%	2.54188%
Second	2.92000%	2.63813%
Third	4.05250%	2.78500%
Fourth	4.81875%	1.42500%
2009
Quarter
First	1.42125%	1.08250%
Second	1.17688%	0.59500%
Third	0.58750%	0.28250%
Fourth	0.28438%	0.24875%
2010
Quarter
First (through January 15)	0.25438%	0.24938%

The three-month U.S. dollar LIBOR at 11:00 a.m. (New York time) on January 15, 2010 was 0.25125%.

Historical Graph

The following graph shows the daily value of the three-month U.S. dollar LIBOR in the period from January 4, 2005 through January 15, 2010 using historical data obtained from Bloomberg. Past movements of the three-month U.S. dollar LIBOR are not indicative of the future value of the three-month U.S. dollar LIBOR.

Date

Plan of Distribution

Citigroup Global Markets, acting as principal, has agreed to purchase from Citigroup Funding, and Citigroup Funding has agreed to sell to Citigroup Global Markets, $         principal amount of Notes (         Notes) at $990.00 per Note, any payments due on which are fully and unconditionally guaranteed by Citigroup Inc. Citigroup Global Markets proposes to offer some of the Notes directly to the public at the public offering price set forth under “Preliminary Terms” above and some of the Notes to certain dealers at the public offering price less a concession of up to $10.00 per Note. Citigroup Global Markets may allow, and these dealers may reallow, a concession of up to $10.00 per Note on sales to certain other dealers. Citigroup Global Markets will pay the Registered Representatives of Citigroup Global Markets a sales commission of up to $10.00 per Note for each Note they sell. If all of the Notes are not sold at the initial offering price, Citigroup Global Markets may change the public offering price and other selling terms.

Citigroup Global Markets is an affiliate of Citigroup Funding. Accordingly, the offering will conform to the requirements addressing conflicts of interest when distributing the securities of an affiliate set forth in Rule 2720 of the NASD Conduct Rules adopted by the Financial Industry Regulatory Authority.

Client accounts over which Citigroup Inc. or its subsidiaries have investment discretion are NOT permitted to purchase the Notes, either directly or indirectly.

Calculation of the Three-Month U.S. Dollar LIBOR

If a rate for the three-month U.S. dollar LIBOR is not published on Reuters page “LIBOR01” (or any successor page as determined by the Calculation Agent) on any London Business Day on which the rate for which the three-month U.S. dollar LIBOR is required, then the Calculation Agent will request the principal London office of each of five major reference banks in the London interbank market, selected by the Calculation Agent, to provide such bank’s offered quotation to prime banks in the London interbank market for deposits in U.S. dollars in an amount that is representative of a single transaction in that market at that time (a “Representative Amount”) and for a term of six months, as of 11:00 a.m. (London Time) for such London Business Day. If at least two such quotations are so provided, the three-month U.S. dollar LIBOR will be the arithmetic mean of such quotations. If fewer than two such quotations are provided, the Calculation Agent will request each of three major banks in The City of New York to provide such bank’s rate to leading European banks for loans in U.S. dollars in a Representative Amount and for a term of six months, as of approximately 11:00 am (New York City time) for such London Business Day. If at least two such rates are so provided, the three-month U.S. dollar LIBOR will be the arithmetic mean of such rates. If fewer than two such rates are so provided or if the London Business Day is not also a Business Day, then the three-month U.S. dollar LIBOR will be the rate for the three-month U.S. dollar LIBOR in effect at 11:00 am (New York City time) on the immediately preceding Business Day.

ERISA and IRA Purchase Considerations

Employee benefit plans subject to ERISA, entities the assets of which are deemed to constitute the assets of such plans, governmental or other plans subject to laws substantially similar to ERISA and retirement accounts (including Keogh, SEP and SIMPLE plans, individual retirement accounts and individual retirement annuities) are permitted to purchase the Notes as long as either (A)(1) no Citigroup Global Markets, affiliate or employee is a fiduciary to such plan or retirement account that has or exercises any discretionary authority or control with respect to the assets of such plan or retirement account used to purchase the Notes or renders investment advice with respect to those assets and (2) such plan or retirement account is paying no more than adequate consideration for the Notes or (B) its acquisition and holding of the Notes is not prohibited by any such provisions or laws or is exempt from any such prohibition.

However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the Notes if the account, plan or annuity is for the benefit of an employee of Citigroup Global Markets or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of Notes by the account, plan or annuity.

You should refer to the section “ERISA Matters” in the applicable pricing supplement related to this offering for more information.

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